Exhibit 3d
                     AMENDMENT NO. 3 TO
              ADMINISTRATIVE SERVICES AGREEMENT

THIS AMENDMENT NO. 3 TO THE ADMINISTRATIVE SERVICES
AGREEMENT ("Amendment No.3") is made of the 27th day of November, 2001, by and between Nationwide Life
Insurance Company and Nationwide Life and Annuity Insurance
Company (collectively referred to hereinafter "NWL") and Waddell & Reed, Inc (hereinafter "Waddell & Reed"), on its own behalf and on behalf of its affiliated corporate insurance agencies.

WHEREAS, NWL and Waddell & Reed have entered into an Administrative Services Agreement dated September 1, 2000 and

WHEREAS, NWL and Waddell & Reed desire to amend the Administrative Services Agreement to provide for the sale of additional products pursuant to the Administrative Services
Agreement under certain circumstances.

NOW, THEREFORE, in recognition of the mutual promises herein, and other good and valuable consideration, the parties agree as follows:

1. Section E. 10. b. is hereby deleted and replaced with the following paragraph:

     This Marketing Allowance provision is described in Appendix A of the Administrative Services Agreement, which may be updated from time to time with mutual agreement of the parties.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to be executed by their duly authorized officers as of the day and year first above written.

NATIONWIDE LIFE INSURANCE COMPANY
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY


          /s/ Jeff Stein
Name:     Jeff Stein
Title:    AVP Annuity OPS


WADDELL & REED, INC.


          /s/ Thomas W. Butch
Name:     Thomas W. Butch
Title:    Executive Vice President
       Chief Marketing Officer


                     AMENDMENT NO. 2 TO
                         APPENDIX A
                EFFECTIVE November 27, 2001



APPENDIX  A is hereby amended to include the following:

2.   Marketing Allowance

In addition to the compensation payable to Waddell & Reed by NWL under the General Agent Agreement, NWL shall calculate and pay to Waddell & Reed revenue sharing compensation in an amount equal to .25% annually of the average daily account value of all NWL variable annuity assets (excluding the Select Reserve product) for the products distributed by Waddell & Reed minus a Spread Adjustment. The Spread Adjustment will be 1.10% of total assets deposited into the Enhanced Dollar Cost Averaging Account by Waddell & Reed clients. For purposes of this Appendix, the Enhanced Dollar Cost Averaging Account shall include the EDCA fixed accounts of annuity policies sold by Waddell & Reed. The Spread Adjustment shall be reduced by an amount equal to the pro rata portion of any Spread Adjustment paid by Waddell & Reed with respect to which any policyholders who later elect to discontinue the EDCA fixed account on their policies. If the net amount of the revenue sharing is less than zero, Waddell & Reed will pay the balance to NWL. The revenue sharing shall be paid by NWL to Waddell & Reed monthly and shall survive termination of this Agreement and the General Agent Agreement. NWL agrees to provide Waddell & Reed, promptly upon request by Waddell & Reed, with records needed to verify the accuracy of the revenue sharing calculations.

In the event NWL's auditors determine that the method of determining the Spread Adjustment set forth herein is unacceptable, NWL and Waddell & Reed agree to negotiate in good faith to develop an alternative method of calculating the Spread Adjustment consistent with the economic result achieved by the Spread Adjustment set forth herein. Until NWL notifies Waddell & Reed that the method is unacceptable, the calculation described above will be used. The Enhanced Dollar Cost Averaging program may be discontinued only with respect to new sales of annuities. Waddell & Reed and NWL must provide the other party with six months notice if they should decide to discontinue use of the Enhanced Dollar Cost Averaging program. If Waddell & Reed fails to provide this notice, NWL will increase the Spread Adjustment in the above calculation to cover its reasonable costs of disinvestment, not to exceed 1% of the assets in the EDCA fixed account at the time the program is discontinued; provided, however, that this provision shall not apply in the event the program is discontinued because NWL's auditors determine that the Spread Adjustment calculation set forth herein is unacceptable. If NWL fails to provide this notice, Waddell & Reed may recover from NWL its reasonable costs resulting from such failure, not to exceed 1% of the assets in the EDCA fixed account at the time the program is discontinued.

NWL and Waddell & Reed agree to negotiate in good faith regarding changes in the Spread Adjustment and credited rate for new sales of annuities (either up or down) in response to changing market conditions. If a change is necessary, NWL will contact Waddell & Reed seven business days prior to the effective date of the change with the change in the credited rate and a corresponding Spread Adjustment.
Waddell & Reed will choose to either change the credited rate or change the Spread Adjustment and will communicate their decision to NWL within two business days of receipt of the numbers. In the event of an extreme market condition, such as the total inability to trade bonds or a 100bp drop in the 2-year U.S. Dollar Swap rate, as measured by Bloomberg's 2-year Swap Index with the ticker "USSW2, in a one-week time period, NWL reserves the right to change the credited rate without these time constraints.

Effective October 8, 2001 through January 1, 2002, Nationwide will pay Waddell & Reed an additional revenue sharing compensation in an amount equal to .25% of gross sales of all Waddell & Reed Advisors present Nationwide Platinum V Fixed Annuity and Waddell & Reed Advisors present Nationwide V Fixed Annuity NY assets distributed by Waddell & Reed.

Effective January 2, 2002, Nationwide will pay Waddell & Reed an additional revenue sharing compensation in an amount equal to .25% of gross sales plus .25% annually of the average daily account value of all Waddell & Reed Advisors present Nationwide Platinum V Fixed Annuity and Waddell & Reed Advisors present Nationwide Platinum V Fixed Annuity NY assets distributed by Waddell & Reed. It is hereby recognized that the marketing allowance based on assets will reduce the effective interest rates on affected contracts by a corresponding .25%.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to APPENDIX A to be executed by their duly authorized officers as of the effective date written above.

NATIONWIDE LIFE INSURANCE COMPANY
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY


      /s/ Jeff Stein
Name: Jeff Stein
Title:    AVP, Annuity OPS


WADDELL & REED, INC.


          /s/ Thomas W. Butch\
Name:     Thomas W. Butch
Title:    Executive Vice President
          Chief Marketing Officer